UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

AMC Entertainment Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

00165C104

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Atif Azher, Esq.

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00165C104	Page 2 of 12

1.	Names of Reporting Persons. SLA CM Avatar Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of AMC Entertainment Holdings, Inc. (the “Issuer”) which would be received upon conversion of $450 million aggregate principal amount of 2.95% Convertible Senior Secured Notes due 2026 (the “2026 Convertible Notes”) held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 3 of 12

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 4 of 12

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,746,680 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,746,680 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,746,680 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 18.5% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 5 of 12

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 6 of 12

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

CUSIP NO. 00165C104	Page 7 of 12

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,662,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,662,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,662,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents shares of Class A Common Stock of the Issuer which would be received upon conversion of $450 million aggregate principal amount of 2026 Convertible Notes held by SLA CM Avatar Holdings, L.P. as well as the $150 million aggregate principal amount of 2026 Convertible Notes held by a third party over which certain affiliates of Silver Lake may be deemed to have voting and dispositive power if the Issuer elects to deliver shares of Class A Common Stock upon conversion by the holder. The conversion rate of 52.7704 shares of Class A Common Stock per $1,000 principal amount of 2026 Convertible Notes is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock.

(2)

Calculated pursuant to Rule 13d-3 of the Exchange Act. Shares of Class A Common Stock to be received upon conversion represent 23.3% of the total common stock of the Issuer which would be outstanding following such conversion. See Item 5.

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) is being filed by SLA CM Avatar Holdings, L.P. (“SLA Avatar”), SLA CM GP, L.L.C. (“SLA GP”), SL Alpine Aggregator GP, L.L.C. (“SLA GP LLC”), Silver Lake Alpine Associates, L.P. (“SLAA”), SLAA (GP), L.L.C. (“SLAA GP”), and Silver Lake Group, L.L.C. (“SLG” and, together with SLA Avatar, SLA GP, SLA GP LLC, SLAA and SLAA GP, “Silver Lake” or the “Reporting Persons”) and amends the statement on Schedule 13D originally filed by the Reporting Persons on May 1, 2020, as amended by Amendment No. 1 filed on July 13, 2020 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of AMC Entertainment Holdings, Inc., a Delaware corporation (the “Issuer”) which may be deemed to be beneficially owned by certain of the Reporting Persons. This Amendment is being filed primarily to report the exchange by the Reporting Persons of their previously held 2.95% Convertible Senior Notes due 2024 (the “2024 Convertible Notes”) for newly issued 2.95% Convertible Senior Secured Notes due 2026 (the “2026 Convertible Notes”) as further described below in Item 6.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 to this Amendment is incorporated by reference in its entirety into this Item 3.

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 23,746,680 shares of the Issuer’s Class A Common Stock, or 31.1% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is based on the 23,746,680 shares of Class A Common Stock which would be received upon conversion of the $450 million aggregate principal amount of 2026 Convertible Notes held by SLA Avatar. In addition, SLAA, SLAA GP and SLG may be deemed the beneficial owner over an additional 7,915,560 shares of Class A Common Stock which would be received by Sargas Investment Pte. Ltd. (the “Syndication Purchaser”), an entity not affiliated with the Reporting Persons, upon conversion of the $150 million aggregate principal amount of 2026 Convertible Notes it holds, based on the rights granted to Silver Lake under a note purchase agreement (the “Syndication Note Purchase Agreement”), as further described below in Item 6 of the Schedule 13D. As a result, in the aggregate, SLAA, SLAA GP and SLG may be deemed the beneficial owner over 31,662,240 shares of Class A Common Stock, or 37.6% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Exchange Act. The shares of Class A Common Stock which would be received upon conversion of the total $600 million aggregate principal amount of 2026 Convertible Notes reported herein would equal approximately 23.3% of the total common stock of the Issuer which would be outstanding following such conversion, representing approximately 13.2% of the total voting power of all common stock which would be outstanding following such conversion.

Calculations of beneficial ownership and voting power described herein are based (i) on the current conversion rate of the 2026 Convertible Notes of 52.7704 shares of Class A Common Stock which would be delivered upon conversion of each $1,000 principal amount of 2026 Convertible Notes, which is equivalent to a conversion price of approximately $18.95 per share of Class A Common Stock, and (ii) 52,549,593 shares of Class A Common Stock and 51,769,784 shares of Class B common stock of the Issuer outstanding as of June 8, 2020, as set forth in the Issuer’s Definitive Proxy Statement, filed on June 10, 2020.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A attached to Amendment No. 1 to the Schedule 13D (“Annex A”) and incorporated herein by reference in response to this Item 5.

(c) Other than as may be deemed to result from the transaction described herein, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock since the filing of Amendment No. 1 to the Schedule 13D on July 13, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

Amended and Restated Investment Agreement and Amended and Restated Convertible Notes Indenture

On July 31, 2020, the Issuer, SLA Avatar and the Syndication Purchaser entered into the amended and restated investment agreement (the “A&R Investment Agreement), which amends and restates the Investment Agreement, dated as of September 14, 2018 (the “Investment Agreement”). The terms of the A&R Investment Agreement are substantially the same as the Investment Agreement, but have been revised to contemplate the exchange of the 2024 Convertible Notes for the 2026 Convertible Notes.

On July 31, 2020, the Issuer (i) entered into an amended and restated Indenture (the “A&R Convertible Notes Indenture”), by and among the Issuer, the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent, which amends and restates the indenture, dated as of September 14, 2018, by and among the Issuer, the guarantors party thereto and U.S. Bank National Association, as trustee (the “Convertible Notes Indenture”), governing the 2024 Convertible Notes, and (ii) issued $600 million aggregate principal amount of 2026 Convertible Notes to SLA Avatar and the Syndication Purchaser in exchange for the outstanding 2024 Convertible Notes.

The terms of the 2026 Convertible Notes and the A&R Convertible Notes Indenture are substantially the same as the 2024 Convertible Notes and Convertible Notes Indenture, except that the (i) maturity date of the 2026 Convertible Notes was extended to May 1, 2026, (ii) a first-priority lien on substantially all of the tangible and intangible assets owned by the Issuer and the guarantor subsidiaries that secure obligations under the Issuer’s senior credit facilities was granted to secure the 2026 Convertible Notes, (iii) an asset sale covenant was included in the A&R Convertible Notes Indenture, (iv) certain debt incurrence covenants were modified and (v) certain conforming changes giving effect to the amendments listed in (i) through (iv) were also made.

Indenture Governing the 2026 Convertible Notes

The Issuer issued the 2026 Convertible Notes pursuant to the A&R Convertible Notes Indenture. The 2026 Convertible Notes bear interest at a rate of 2.95% per annum, payable semiannually in arrears on September 15 and March 15 of each year. The 2026 Convertible Notes are secured by a first-priority lien on substantially all of the tangible and intangible assets owned by the Issuer and the guarantor subsidiaries that secure obligations under the Issuer’s senior credit facilities. The 2026 Convertible Notes will mature on May 1, 2026, subject to earlier conversion by the holders thereof, repurchase by the Issuer or redemption by the Issuer. The 2026 Convertible Notes are convertible by the holders at their election until September 15, 2024. Under the terms of the A&R Convertible Notes Indenture, upon conversion by a holder of the 2026 Convertible Notes, the Issuer shall deliver at its election either cash, shares of the Issuer’s Class A Common Stock or a combination of cash and shares of the Issuer’s Class A Common Stock at a conversion rate as set forth in the A&R Convertible Notes Indenture (the “Conversion Rate”) subject to customary anti-dilution adjustments. The initial Conversion Rate is 52.7704 shares of Class A Common Stock per $1,000 principal amount of the 2026 Convertible Notes. In addition to typical anti-dilution adjustments, in the event that the then-applicable conversion price is greater than 120% of the average of the volume-weighted average price of the Issuer’s Class A Common Stock for the ten days prior to September 14, 2020 (the “Reset Conversion Price”), the conversion price for the 2026 Convertible Notes is subject to a reset provision that would adjust the conversion price downward to such Reset Conversion Price. However, this conversion price reset provision is subject to a conversion price floor such that the shares of the Issuer’s Class A Common Stock issuable upon conversion would not exceed 30% of the Issuer’s then outstanding fully-diluted share capital, as adjusted for the forfeiture of certain shares of the Issuer’s Class B Common Stock held by Wanda America Entertainment, Inc. (“Wanda”) pursuant to the Wanda Repurchase Agreement (as described in Item 6 to the Schedule 13D). Additionally, the Conversion Rate will be adjusted if any cash dividend or distribution is made to all or substantially all holders of the Issuer’s common stock (other than a regular, quarterly cash dividend that does not exceed $0.20 per share until September 14, 2020 and $0.10 per share thereafter). Any 2026 Convertible Notes that are converted in connection with a Make-Whole Fundamental Change (as defined in the A&R Convertible Notes Indenture) are, under certain circumstances, entitled to an increase in the Conversion Rate. The conversion obligation of the Issuer with respect to the 2026 Convertible Notes will be satisfied in shares of Class A Common Stock unless the Issuer determines to satisfy such obligations in part or whole in cash, as determined by the Issuer from time to time upon ten trading days’ notice to Silver Lake and the Syndication Purchaser.

The Issuer has the option to redeem the 2026 Convertible Notes for cash on or after September 14, 2023 and prior to September 15, 2024, at par if the price for the Issuer’s Class A Common Stock is equal to or greater than 150% of the then applicable conversion price for 20 or more trading days out of a consecutive 30 day trading period (including the final three trading days) and also may have the option to redeem the 2026 Convertible Notes if the reset provision described above is triggered at a redemption price in cash that would result in the noteholders realizing a 15% IRR (as defined in the A&R Convertible Notes Indenture) based on their investment in the 2024 Convertible Notes and the 2026 Convertible Notes from September 14, 2018 regardless of when any particular noteholder acquired its 2026 Convertible Notes. On and after September 15, 2024, the Issuer has the option to redeem the 2026 Convertible Notes for cash at par.

With certain exceptions, upon a change of control of the Issuer or if the Issuer’s Class A Common Stock is not listed for trading on The New York Stock Exchange, The NASDAQ Global Select Market or The NASDAQ Global Market, the holders of the 2026 Convertible Notes may require that the Issuer repurchase in cash all or part of the principal amount of the 2026 Convertible Notes at a purchase price equal to the principal amount plus accrued and unpaid interest up to, but excluding, the date of repurchase. The A&R Convertible Notes Indenture includes restrictive covenants that, subject to specified exceptions and parameters, limit the ability of the Issuer to incur additional debt and limit the ability of the Issuer to incur liens with respect to the Issuer’s senior subordinated notes or any debt incurred to refinance the Issuer’s senior subordinated notes. The A&R Convertible Notes Indenture also includes customary events of default, which may result in the acceleration of the maturity of the 2026 Convertible Notes under the A&R Convertible Notes Indenture.

First Lien Notes and Investment Agreement

On July 31, 2020, pursuant to an investment agreement, by and between the Issuer and an affiliate of the Reporting Persons (the “First Lien Investment Agreement”), the Issuer issued to an affiliate of the Reporting Persons $100 million aggregate principal amount of 10.500% Senior Secured Notes due 2026 (the “First Lien Notes”) pursuant to an indenture, dated as of July 31, 2020 (the “First Lien Notes Indenture”), among the Issuer, the guarantors party thereto and U.S. Bank National Association, as trustee and as collateral agent.

The terms of the First Lien Notes and First Lien Notes Indenture are substantially identical to the Issuer’s 10.500% Senior Secured Notes due 2026 and applicable indentures, each described in the Current Report on Form 8-K, filed by the Issuer on July 31, 2020.

Margin Loan Facility

As previously described, on October 31, 2019, SLA Avatar and certain of its affiliates entered into a Margin Loan Agreement dated as of October 31, 2019 (as amended from time to time, the “2019 Loan Agreement”) with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, National Association., as administrative agent.

Pursuant to the 2019 Loan Agreement, the obligations of SLA Avatar and other affiliated borrowers thereunder are secured by, among other assets held by such affiliated borrowers, a pledge of 2026 Convertible Notes owned by SLA Avatar. As of the date of filing, SLA Avatar has pledged an aggregate principal amount of $450,000,000 of 2026 Convertible Notes (the “Pledged Notes”).

The loans under the 2019 Loan Agreement mature on or about October 31, 2024, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lenders may exercise their rights to require SLA Avatar and the other affiliated borrowers to pre-pay the loan proceeds or post additional collateral, and the Lenders may exercise their rights to foreclose on, and dispose of, the Pledged Notes and other collateral, in each case, in accordance with the 2019 Loan Agreement and related documentation.

References to and descriptions of the 2026 Convertible Notes, A&R Convertible Notes Indenture, A&R Investment Agreement, First Lien Notes, First Lien Notes Indenture, and First Lien Investment Agreement set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, each of which is filed as an exhibit hereto and is incorporated by reference herein. Certain other documents related to the transactions described herein are filed as exhibits to the Issuer’s Current Report on Form 8-K, filed on July 31, 2020.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

G.

Amended and Restated Indenture by and among AMC Entertainment Holdings, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, dated as of July 31, 2020 (incorporated herein by reference to Exhibit 4.7 to the Issuer’s Current Report on Form 8-K, filed on July 31, 2020).

H.	Amended and Restated Investment Agreement, by and among AMC Entertainment Holdings, Inc., SLA CM Avatar Holdings, L.P. and Sargas Investment Pte., dated as of July 31, 2020.

I.

Indenture by and among AMC Entertainment Holdings, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee and collateral agent, dated as of July 31, 2020 (incorporated herein by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K, filed on July 31, 2020).

J.	Investment Agreement by and between AMC Entertainment Holdings, Inc. and SLA Avatar Holdings Holdco, L.P., dated as of July 31, 2020

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2020
SLA CM Avatar Holdings, L.P.
	By:	SLA CM GP, L.L.C. its general partner

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SLA CM GP, L.L.C.

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director

SL Alpine Aggregator GP, L.L.C.
	By:	Silver Lake Alpine Associates, L.P., its managing member
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.
	By:	SLAA (GP), L.L.C., its general partner
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

SLAA (GP), L.L.C.
	By:	Silver Lake Group, L.L.C., its managing member

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

	By:	/s/ Andrew J. Schader
		Name:	Andrew J. Schader
		Title:	Managing Director and General Counsel